                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
        ALL OUTSTANDING SHARES OF COMMON STOCK AND CLASS A COMMON STOCK
                                       OF

                           SHERIDAN HEALTHCARE, INC.

                                       AT

                              $9.25 NET PER SHARE

                                       BY

                             VESTAR/SHERIDAN, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                         VESTAR/SHERIDAN HOLDINGS, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                         VESTAR/SHERIDAN INVESTORS, LLC

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 27, 1999, UNLESS THE OFFER IS EXTENDED.

To: The Stockholders
of Sheridan Healthcare, Inc.

     This Supplement (the "Supplement") to the Offer to Purchase dated March 31, 1999 (the "Original Offer to Purchase") updates and/or supplements certain information contained therein. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Offer to Purchase. Sections referred to herein correspond to those sections set forth in the Original Offer to Purchase.

     On April 20, 1999, the parties to the Merger Agreement executed an amendment thereto (the "Amendment"). The Amendment reduces the Termination Fee from $6,400,000 to $5,000,000.

     The twelfth and thirteenth paragraphs of "SPECIAL FACTORS -- Background of the Transactions" are hereby amended and restated in their entirety as follows:

     "During this time, Vestar continued to review the transaction and conduct its due diligence review of the Company. Based on the results of Vestar's due diligence review, Mr. Elrod telephoned Dr. Eisenberg on March 14, 1999 to tell him that the results of Vestar's due diligence review did not support consummating a transaction at a price of $11.50 per Share but that Vestar was willing to consider a transaction at a price of approximately $9.00 per Share. Robert L. Rosner of Vestar subsequently had discussions with the Financial Advisors outlining the results of Vestar's due diligence review and Vestar's rationale for proposing to reduce the per Share price that would be offered to the Company's stockholders. Such results included (1) Vestar's conclusion that the assumptions underlying the Company's projections set forth in notes 1 and 2 on page 45 of this Offer to Purchase were not achievable in light of, among other things, the Company's past experience in effecting acquisitions and the fact that the Company did not achieve its projected financial performance for the fiscal year ended December 31, 1998 (see "THE TENDER OFFER -- Section 6" ("Certain Information Concerning the Company -- Certain Projections and Other Information")), (2) Vestar's belief that the capital expenditure and administrative budgets of the Company for 1999 and future years would need to be increased, (3) Vestar's conclusion, based on the advice of its outside accounting advisors, that the goodwill amortization periods applicable to physician practice management companies are likely to be reduced in the future, which would significantly negatively impact earnings per share for such companies, including the Company, and (4) the continued significant deterioration in the valuation of, and financing prospects for, physician practice management companies in the capital markets. After various discussions among Vestar, the Company's management, the Financial Advisors and others, Vestar agreed to submit in writing its revised proposal to consummate a merger transaction, at its current price per Share of $9.25 and as it is currently structured, and the Company's representatives agreed to present that proposal to the Company Board for its consideration.

     The Company's Board met on March 16, 1999 to review with the Company's management and financial and legal advisors the terms and conditions of the revised proposal. The Company Board was made aware of the results of Vestar's due diligence review and Vestar's rationale for reducing the transaction price. After reviewing with management in detail such results and rationale, and the factors underlying Vestar's analysis, the Company Board concluded that it did not materially disagree with Vestar's analysis. The Company Board queried the Company's management and the Financial Advisors as to the likelihood that another suitor would pursue a transaction with the Company on more favorable terms. The Financial Advisors indicated that no other potential acquiror had expressed interest in the Company to the extent that Vestar had and that, in their opinion, beginning the sale process again or pursuing additional leads was unlikely to result in a proposal that would be more advantageous to the Company's stockholders than Vestar's revised proposal. In this regard, the Company Board, the Financial Advisors and the Company's management were mindful that another party had submitted on February 19, 1999 an offer to acquire all outstanding Shares in a one-step merger transaction at a price to be determined based on an enterprise valuation of the Company of $150 million on a debt-free basis (including unspecified contingent obligations not on the Company's balance sheet), representing what such party indicated was a multiple of 7.4 times estimated 1998 EDITDA of the Company of $20.4 million. However, such party's accounting, tax, insurance, regulatory and other advisors had not conducted a due diligence review of the Company, the valuation of the Company's contingent obligations would be based on such due diligence, the Company Board believed that such party's offer did not reflect the factors which had led Vestar to reduce the price per Share it was willing to pay, such party's offer was conditioned, among other things, on the completion of due diligence and the retention of senior management of the Company on terms satisfactory to such party, and the Company's 1998 EBITDA was $19.8 million. In light of the timing of Vestar's proposed transaction, Vestar's willingness to purchase all outstanding Shares, Vestar's willingness to structure the transaction as a tender offer followed by a merger, the delay and uncertainty that would be entailed in beginning the sale process again with another party due to, among other things, the need for such party to complete a due diligence review of the Company and to negotiate definitive agreements with the Company and its senior management, and the advice of the Financial Advisors that the other party's offer and Vestar's revised proposal were substantially similar in respect of their valuation of the Company, the Company Board instructed management to continue negotiations with Vestar."

     "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions" is hereby amended and restated in its entirety as follows:

"RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTIONS.

     The Company. At a meeting held on March 24, 1999, the Company Board unanimously (with the interested directors abstaining) (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's unaffiliated and affiliated stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) decided to recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement.

     In reaching its conclusion, the Company Board considered a number of factors, including the following:

          1. The fact that Vestar's proposal represented the best offer received by the Company Board after the Financial Advisors had contacted a select group of potential purchasers who had been given an opportunity to receive confidential information about the Company and either declined to submit a proposal or submitted a proposal that the Company Board considered to be less attractive to the Company's stockholders than the Vestar proposal.

          2. The fact that the cash consideration that the Company's stockholders would receive for each Share under the Vestar proposal was at a premium to the Company's then current market price.

          3. The fact that the Company Board had explored the possibility of pursuing various other transactions that would secure the necessary capital to finance future acquisitions in fulfillment of the Company's growth strategy and no alternative transaction was as favorable to the Company's stockholders as the Vestar proposal.

          4. The Company's business, prospects, financial condition, current business strategy and competitive position in the healthcare industry, as well as the current and historical market prices of Shares and the going concern value of the Company. (See "SPECIAL FACTORS -- Opinions of the Financial Advisors" for a description of the presentation and analyses presented to the Company Board by its Financial Advisors.)

          5. The presentations and analyses of its Financial Advisors described in "SPECIAL FACTORS -- Opinions of the Financial Advisors," which the Company Board accepted and adopted, and the fairness opinions of its Financial Advisors described in "Special Factors -- Opinions of the Financial Advisors."

          6. The terms and conditions of the Merger Agreement, including the fact that the Offer is subject to various conditions, including the Financing Condition, and that the Merger Agreement contemplates the payment or reimbursement to Parent and Purchaser of certain fees and expenses (including financing commitment fees and related expenses) and a termination fee under certain circumstances. In analyzing the conditions to this Offer, the Board of Directors considered, among other things, the risks of failing to consummate the Offer and the Merger. In assessing the expense payment and termination fee provision, the Board of Directors recognized that its effect would be to increase by the amount of such fees and expenses the cost of acquiring the Company by a third party other than the Purchaser.

          7. The nature of the financing commitments received by Parent and Purchaser with respect to the Offer and the Merger, including the identity of the institutions providing such commitments and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitments, as well as the fact that consummation of the Offer and the Merger will not be dependent on the ability of Parent and the Purchaser to raise funds through the high yield debt or other securities market.

          8. The likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and the Merger, the timing of the receipt of any such offer, and the possible consequences of unsuccessfully seeking to solicit such an offer.

          9. The results of Vestar's due diligence review and the reduction by Vestar of the price to be paid for Shares in its proposal.

          10. The market prices of other companies in the healthcare industry, the market's increasingly unfavorable perception of physician practice management companies, the fact that the market price of Shares had declined notwithstanding that the Company had met or exceeded industry analysts' expectations as to earnings for the last nine fiscal quarters (increasing earnings by approximately $.01 per share per quarter during that time), the belief of the Company Board that it was unlikely that the Company could sustain that growth without securing additional sources of capital to finance future acquisitions in fulfillment of the Company's growth strategy, and the belief of the Company Board that the failure by the Company to sustain that growth would lead in the current market environment to a further, and very possibly a material, decline in the market price of Shares.

          11. In addition to the extrinsic factors described above, the recent inability of other companies in the Company's industry to complete proposed business combination transactions due to, among other things, the inability to obtain financing and negative trends in the market prices of shares of stock of healthcare service companies, and the adverse effect of such factors on the market valuation of the Company and its ability to obtain financing. In particular, the Company Board recognized that the Company no longer had the ability to issue equity securities to finance acquisitions without an unacceptable dilutive effect on its stockholders and the Company's ability to incur debt to finance acquisitions in compliance with the negative covenants in its credit agreements had been substantially and adversely affected.

          12. The Company Board's belief that, in light of the factors described above, if it did not pursue the Offer and the Merger, the market price of Shares would likely continue to decline and it would be increasingly difficult for the Company to enable its stockholders to receive $9.25 per Share in cash for all of their Shares.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the individual factors considered in reaching its determinations. Because only the disinterested directors of the Company voted on the Vestar proposal and because of the engagement of the Financial Advisors and outside legal counsel by the Company Board, the Company Board believes that the transactions are procedurally fair to the unaffiliated stockholders of the Company and did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. As discussed above, the Merger Agreement does not require the transactions contemplated thereby to be approved by a majority of the unaffiliated stockholders of the Company.

     Purchaser, Parent and Holdings. Purchaser, Parent and Holdings regard the acquisition of the Company as an attractive investment opportunity because they believe that the Company's future business prospects are favorable. Although the investment will involve a substantial risk to holders of Parent Common Stock, Parent believes that the long-term value of the equity investment could appreciate significantly. Purchaser, Parent and Holdings believe that the price per share offered hereby and the Merger Consideration is fair to the Company's unaffiliated and affiliated stockholders. In reaching this conclusion, they have taken into consideration the recent and historical prices of the Shares, see "The Tender Offer -- Section 5" ("Price Range of Shares; Dividends"), and their due diligence review of the Company. Purchaser, Parent and Holdings also believe that the transactions are procedurally fair to the unaffiliated stockholders of the Company. Their conclusions as to the fairness of the Offer and the Merger and the procedural fairness of the transactions are supported by the conclusions of the Company Board and by the fact that the terms of the transactions were negotiated with the Company Board and its representatives at a time when Purchaser, Parent and Holdings did not beneficially own any Shares and after representatives of the Company had solicited proposals to purchase the Company from third parties. Purchaser, Parent and Holdings did not assign a particular weight to any one factor."

     "SPECIAL FACTORS -- Opinions of the Financial Advisors" is hereby amended and supplemented as follows:

     The fifth paragraph of the subsection entitled "Opinion of Bowles Hollowell Conner" is hereby amended and supplemented to include the following sentence at the end thereof:

"Bowles Hollowell Conner has consented to the use of its opinion in the Schedule 14D-1 and the Schedule 14D-9."

     The subsection entitled "Historical Stock Price Analysis" within the subsection entitled "Opinion of Bowles Hollowell Conner" is hereby amended and supplemented to include the following at the end thereof:

"Over both time periods reviewed, the Company's Common Stock, the Multi-Specialty Comparable Companies and the Single Specialty Comparable Companies appreciated less on a percentage basis than did the broader Standard & Poor's 500 and Russell 2000 market indexes. The price performance of the Company's Common Stock and stocks represented by the Multi-Specialty and Single Specialty Comparable Companies was relevant to Bowles Hollowell Conner's analysis of the fairness of the Merger in that the Company contemplated having access to capital to realize its growth plans and one of the factors, among many, to be considered by potential providers of capital will be historical stock price performance of the Company and comparable companies relative to broader indexes."

     The subsection entitled "Opinion of Bowles Hollowell Conner" is hereby amended and supplemented to include the following paragraph following the subsection entitled "Healthcare LBO Premium Analysis":

     "Bowles Hollowell Conner noted that the comparable acquisition analysis and the discounted cash flow analyses assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA purchase multiples resulted in ranges of implied per Share equity values that exceeded or partially exceeded the expected merger consideration. Bowles Hollowell Conner also noted that the comparable company analysis, the earnings impact analysis and the discounted cash flow analysis assuming no acquisitions resulted in ranges of implied per Share equity values that were lower than the expected merger consideration. The low and high ends of the range of implied per Share equity values in the comparable acquisition analysis were established by comparable transaction data for multi-specialty physician practice management companies and single specialty physician practice management companies, respectively. Bowles Hollowell Conner considered the Company more comparable to multi-specialty physician practice management organizations and noted that the expected merger consideration exceeded the end of the range established by multi-specialty physician practice management companies of $3.87 per Share. The ranges of implied per Share equity value resulting from the discounted cash flow analyses assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA purchase multiples contemplated the Company having access to adequate capital to effect such acquisitions and the availability of suitable practices at these purchase multiples. In light of the Company's lack of, and likely difficulty in raising, additional capital adequate to fund its growth and acquisition plans were the Company not to effect the Merger, and the Company's recent experience in paying higher acquisition multiples in the acquisitions it effected, Bowles Hollowell Conner believed that the discounted cash flow analyses it performed, taken together with all its analyses, supported its conclusion that the merger consideration was fair, from a financial point of view, to the Company's unaffiliated stockholders."

     The subsection entitled "Opinion of Bowles Hollowell Conner" is hereby further amended by deleting the word "solely" from the seventh line of the existing second paragraph following the subsection entitled "Healthcare LBO Premium Analysis" and inserting the parenthetical "(x)" prior to the word "1.0%" on the fourth line of the existing fourth paragraph following the subsection entitled "Healthcare LBO Premium Analysis".

     The subsection entitled "Discounted Cash Flow Valuation of the Company" within the subsection entitled "Opinion of Salomon Smith Barney" is hereby amended and supplemented to include the following paragraph at the end thereof:

     "Salomon Smith Barney noted that the analyses performed assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA resulted in a range of implied per share values that exceeded the merger consideration. Salomon Smith Barney also noted that the analyses performed assuming acquisitions at 7.0x EBITDA or no additional acquisitions resulted in a range of implied per share values below the merger consideration. In light of the Company's lack of, and likely difficulty raising, adequate capital to fund its growth and acquisition plans were the Company not to effect the Merger, and the Company's recent trend toward paying higher acquisition multiples in the acquisitions it effected, Salomon Smith Barney believed that the discounted cash flows analyses it performed, taken together with all its analyses, supported its conclusion that the merger consideration was fair, from a financial point of view, to the Company's unaffiliated stockholders."

     The first sentence of the fourth paragraph of the subsection entitled "Implied Private Market Valuation of the Company' within the subsection entitled "Opinion of Salomon Smith Barney" is hereby amended and restated as follows:

     "Salomon Smith Barney rendered certain investment banking services to the Company in connection with its initial public offering more than two years ago, for which it was paid fees."

     The first paragraph of "SPECIAL FACTORS -- Certain Effects of the Transactions" is hereby amended and supplemented by adding after the second sentence thereof, the following:

"Following the Merger, none of the unaffiliated stockholders of the Company will continue to participate in the future earnings and potential growth of the Company."

     The third paragraph of "SPECIAL FACTORS -- Certain Effects of the Transactions" is hereby amended and restated as follows:

     "The benefit of the Offer and the Merger to unaffiliated stockholders of the Company is that they are being afforded an opportunity to sell all of their Shares for cash at a price which, in the opinion of Parent, Purchaser and the Company, is fair to such unaffiliated and affiliated stockholders and is at a premium to the trading prices of the Shares prior to the announcement of the Offer."

     The second sentence of the first paragraph and the first sentence of the third paragraph of "SPECIAL FACTORS -- Financing of the Transactions" are hereby amended and supplemented by adding the phrase "legally binding" before the words "commitment letter".

     The word "willingness" within the third sentence of the first paragraph of "SPECIAL FACTORS -- Financing of the Transactions" is hereby deleted and replaced with the word "commitment".

     The first paragraph of "SPECIAL FACTORS -- Financing of the Transactions" is hereby amended and supplemented by adding the following after the third sentence thereof:

     "It currently is expected that the Tender Facility and the Permanent Facilities will be executed and delivered by the currently scheduled Expiration Date. It also is currently expected that the Financing Condition will be satisfied by the current scheduled Expiration Date."

     The first paragraph of "SPECIAL FACTORS -- Financing of the Transactions" is hereby amended and supplemented by adding the following after the seventh sentence thereof:

     "Purchaser and Parent currently do not intend to utilize the Alternate Financing."

     The first sentence of the second paragraph of "SPECIAL FACTORS -- Financing of the Transactions" is hereby amended and supplemented by deleting the phrase "commitment letter" and replacing it with the phrase "NationsBank Commitment Letter".

     The third sentence of the second paragraph of "SPECIAL FACTORS -- Financing of the Transactions" is hereby amended and supplemented to include the following parenthetical after the word "utilized":

     "(which, as indicated above, currently is not intended)"

     The second paragraph of the subsection entitled "Antitrust" within "THE TENDER OFFER -- Section 10" ("Certain Legal Matters and Regulatory Approvals") is hereby amended and supplemented by adding the following after the first sentence thereof.

"On Friday, April 2, 1999 Holdings, Parent and Purchaser received notice of early termination of the waiting period under the HSR Act for the consummation of the Offer and the Merger."

     The first sentence of the subsection entitled "Pending Litigation" within "THE TENDER OFFER -- Section 10" ("Certain Legal Matters and Regulatory Approvals") is hereby amended and restated in its entirety as follows:

     "On March 29, 1999 and March 31, 1999, purported class action lawsuits entitled Henner v. Sheridan Healthcare, Inc., et al, Betz v. Sheridan Healthcare, Inc., et al and Schoenfield v. Sheridan Healthcare, Inc., et al., respectively, were filed in Delaware Chancery Court by holders of Shares."

     The subsection entitled "Pending Litigation" within "THE TENDER
OFFER -- Section 10" ("Certain Legal Matters and Regulatory Approvals") is hereby amended and supplemented by adding at the end thereof the following:

     "On April 20, 1999, the parties to the foregoing lawsuits entered into a Memorandum of Understanding pursuant to which all such lawsuits will be dismissed with prejudice. The Memorandum of Understanding is subject to certain conditions, including the timing of confirmatory discovery, the drafting and execution of a stipulation of settlement, final court approval and the consummation of the Merger. The principal terms of the Memorandum of Understanding are as follows:

     1. Parent, Purchaser and the Company will amend the Merger Agreement to reduce the Termination Fee from $6,400,000 to $5,000,000. See "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement-Termination Fee and Expenses." On April 20, 1999, Parent, Purchaser and the Company executed and delivered such an amendment to the Merger Agreement, a copy of which is attached hereto as Schedule VI.

     2. Purchaser and Parent will disclose additional information regarding the reasons for the reduction of the consideration paid in the Merger following Vestar's due diligence. This Supplement satisfies such requirement.

     3. The Company will promptly issue a press release announcing the reduction in the Termination Fee set forth in paragraph 1 above. Such a press release has been issued, a copy of which has been filed as an exhibit to the amended Schedule 14D-1.

Upon final approval of the settlement by the court, plaintiffs' counsel will petition the court for an award of attorneys fees and expenses, which will be paid by the Company. Plaintiffs' counsel has agreed to submit a request for, and the defendants have agreed not to oppose, a request for court approval of not more than $320,000 in attorneys fees, inclusive of all expenses."

     Annex A to the Original Offer to Purchase is hereby deleted in its entirety and replaced with Annex A to this Supplement.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY


           By Mail:               By Facsimile Transmission:    By Hand or Overnight Delivery:
        40 Wall Street            (for Eligible Institutions            40 Wall Street
   New York, New York 10005                 only)                  New York, New York 10005
                                        (718) 236-4588
                                  For Information Telephone:
                                        (212) 936-5100

                    The Information Agent for the Offer is:

                           Innisfree M&A Incorporated

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                Bankers and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll Free: (888) 750-5834

April 21, 1999

[SALOMON SMITH BARNEY LOGO]                                              ANNEX A

March 24, 1999

Board of Directors
Sheridan Healthcare, Inc.
4651 Sheridan Street, Suite 200
Hollywood, FL 33021

Ladies and Gentlemen:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, $.01 par value per share, and Class A common stock, $.01 par value per share (collectively, the "Company Common Stock"), of Sheridan Healthcare, Inc. (the "Company"), other than Vestar/Calvary Holdings, Inc. ("Holdings") and its affiliates and certain members of management of the Company who have agreed to become stockholders of Holdings (the "Management Stockholders"), of the consideration to be received by such stockholders (the "Public Stockholders") in the proposed acquisition of the Company by Holdings, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Holdings, Vestar/Calvary, Inc. ("Acquisition Sub") and the Company. We understand that Holdings and Acquisition Sub are newly formed corporations organized at the direction of an affiliate of Vestar Capital Partners III, L.P. ("Vestar").

     As more specifically set forth in the Merger Agreement, Acquisition Sub will commence a tender offer (the "Proposed Tender Offer") to purchase all outstanding shares of Company Common Stock at an offer price of $9.25 per share in cash. Following consummation of the Proposed Tender Offer, Acquisition Sub will be merged into the Company (the "Proposed Merger" and, together with the Proposed Tender Offer, the "Proposed Acquisition") and each then-outstanding share of Company Common Stock (other than shares held by Holdings, Acquisition Sub or any other direct or indirect subsidiary of Holdings or held in the treasury of the Company and shares as to which appraisal rights have been properly exercised under applicable law) will be converted into the right to receive, in cash, the amount paid for a share of Company Common Stock pursuant to the Proposed Tender Offer. We understand that the Management Stockholders have agreed, among other things, to tender their shares of Company Common Stock in the Proposed Tender Offer and to subscribe for and purchase shares of common stock of Holdings.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft dated March 23, 1999 of the Merger Agreement; (ii) certain publicly available business and financial information concerning the Company; (iii) certain other information, primarily financial in nature, including financial forecasts, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading market for certain of such other companies' securities; and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have considered and taken into account in our analysis the Company's lack of, and likely difficulty raising, adequate capital to fund its growth and acquisition plans if the Company were not to effect the Proposed Acquisition. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also discussed the foregoing, as well as other matters we believe relevant to our inquiry, with certain officers and employees of the Company and officers of Vestar.

                       [SALOMON SMITH BARNEY LETTERHEAD]

The Board of Directors
Sheridan Healthcare, Inc.
March 24, 1999
Page  2

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information provided to us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information. We have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such evaluations or appraisals. With respect to financial forecasts, we have been advised by the management of the Company and have assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We express no view with respect to such financial forecasts or the assumptions on which they were based. We have also assumed that the definitive Merger Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the draft of such agreement we have reviewed and that the Proposed Acquisition will be consummated in a timely manner and in accordance with the terms of the Merger Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company, including the likelihood that, in the absence of additional capital support, the Company would be unable to pursue its growth and acquisition strategy; (iii) the historical and current market for the equity securities of certain other companies that we believe to be comparable to the Company; and (iv) the nature and terms of certain other merger and acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. We have also considered the process that resulted in the negotiation of the Merger Agreement, including our extensive solicitation of offers to acquire the Company and the responses received to such solicitation and discussions we had with other potential acquirors.

     We have not been asked to consider, and our opinion does not address, the relative merits of the Proposed Acquisition as compared to any alternative business strategy that might exist for the Company. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the Public Stockholders in the Proposed Acquisition and does not address the Company's underlying business decision to effect the Proposed Acquisition or constitute a recommendation of the Proposed Acquisition to the Company or a recommendation to any holder of Company Common Stock as to whether such holder should tender such stock in the Proposed Tender Offer or as to how such holder should vote with respect to the Proposed Merger, if such a vote is taken.

     As you are aware, Salomon Smith Barney Inc. ("Salomon Smith Barney") is acting as financial advisor to the Company in connection with the Proposed Acquisition and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Proposed Acquisition. Additionally, we or our predecessors or affiliates have previously rendered certain investment banking and financial advisory services to the Company and Vestar for which we or our predecessors or affiliates received customary compensation. In addition, in the ordinary course of business, Salomon Smith Barney may hold or actively trade the securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates

The Board of Directors
Sheridan Healthcare, Inc.
March 24, 1999
Page  3

(including Citigroup Inc. and its affiliates) may have other business and financial relationships with the Company and Vestar.

     This opinion is intended for the benefit and use of the members of Board of Directors of the Company in considering the transaction to which it relates and may not be used by the Company for any other purpose or published, reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney, except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Smith Barney (in each case in such form as Salomon Smith Barney shall approve) may be included in, the solicitation/recommendation statement the Company distributes to holders of Company Common Stock in connection with the Proposed Tender Offer and any proxy/information statement and rule 13E-3 transaction statement filed with the Securities and Exchange Commission in connection with the Proposed Acquisition.

     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received by the Public Stockholders in the Proposed Acquisition is fair, from a financial point of view, to such Public Stockholders.

Very truly yours,

SALOMON SMITH BARNEY INC.

                                                                     SCHEDULE VI

                      AMENDMENT NO. 1 TO MERGER AGREEMENT

     AMENDMENT No. 1, dated as of April 20, 1999 (this "Amendment"), to Agreement and Plan of Merger dated as of March 24, 1999 (the "Agreement"), among VESTAR/SHERIDAN HOLDINGS, INC., a Delaware corporation ("Holdings"), VESTAR/SHERIDAN, INC., a Delaware corporation and a wholly owned subsidiary of Holdings (the "Purchaser"), and SHERIDAN HEALTHCARE, INC., a Delaware corporation (the "Company").

     WHEREAS, the parties wish to amend certain provisions of the Agreement; and

     WHEREAS, Section 9.5 of the Agreement provides in relevant part that at any time before adoption of the Agreement by the stockholders of the Company, the Company, Holdings and Purchaser may amend the Agreement by written agreement signed on behalf of all the parties.

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is hereby acknowledged, Holdings, Purchaser and the Company hereby agree as follows:

          1. Terms not specifically defined herein shall have the meanings set forth in the Agreement.

          2. The Termination Fee provided for in Section 8.2(b) of the Agreement is hereby reduced from $6,400,000 to $5,000,000.

          3. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

          4. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

     IN WITNESS WHEREOF, each of Holdings, Purchaser and the Company has caused this Amendment to be signed by its respective officers thereunto duly authorized, all as of the date first written above.

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By: /s/ JAMES L. ELROD

                                            ------------------------------------
                                          Title: President

                                          VESTAR/SHERIDAN, INC.

                                          By: /s/ JAMES L. ELROD

                                            ------------------------------------
                                          Title: President

                                          SHERIDAN HEALTHCARE, INC.

                                          By: /s/ MITCHELL EISENBERG

                                            ------------------------------------
                                          Title: President